UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Opinion Research Corporation

(Name of Issuer)
COMMON STOCK, $.01 par value
(Title of Class of Securities)
683755102
(CUSIP Number)
Tamara R. Wagman
124 E. 4th Street
Tulsa, Oklahoma 74103
(918) 583-9922
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 14, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	683755102	SCHEDULE 13D

1	NAME OF REPORTING PERSON: Asamara, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Oklahoma

	7	SOLE VOTING POWER:

NUMBER OF		90,225

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		90,225

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

90,225

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.8%

14	TYPE OF REPORTING PERSON:

OO (Limited Liability Company)

CUSIP NO.	683755102	SCHEDULE 13D

1	NAME OF REPORTING PERSON: James F. Adelson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS*

See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		90,225

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

90,225

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

90,225

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.8%

14	TYPE OF REPORTING PERSON:

IN

CUSIP NO.	683755102	SCHEDULE 13D

1	NAME OF REPORTING PERSON: Stephen J. Heyman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS*

See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		90,225

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

90,225

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

90,225

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.8%

14	TYPE OF REPORTING PERSON:

IN

CUSIP NO. 683755102	SCHEDULE 13D
Item 1. Security and Issuer
This Schedule 13D relates to shares of Common Stock, $.01 par value (the “Common Stock”) of Opinion Research Corporation, a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 600 College Road East, Suite 4100, Princeton, New Jersey 08540.
Item 2. Identity and Background
This Schedule 13D is being filed by Asamara, L.L.C. an Oklahoma limited liability company, James F. Adelson, and Stephen J. Heyman.
Asamara, LLC is an Oklahoma limited liability company whose principal business is business investment. James F. Adelson and Stephen J. Heyman are managers of Asamara, LLC.
The principal business office address of Asamara, LLC 415 S. Boston Ave, 9th Floor, Tulsa, Oklahoma 74103. The names and addresses are as follows:
James F. Adelson and Stephen J. Heyman are the sole managers of Asamara Two, LLC. The principal business of Messrs. Adelson and Heyman is oil and gas development and production. Messrs. Adelson and Heyman are managers of Nadel and Gussman, LLC, an Oklahoma limited liability company. The principal business office address of Nadel and Gussman, LLC, is 15 East 5th Street, 32nd Floor, Tulsa, Oklahoma 74103. Messrs. Adelson and Heyman are U.S. citizens.
None of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
Not applicable.
Item 4. Purpose of Transaction
Sale of investment securities.
Item 5. Interest in Securities of the Issuer
(a),(b) According to the Issuer’s 10-Q 5,500,206 shares of Common Stock issued and outstanding as of August 7, 2006. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of 90,225. Voting and investment power concerning the above shares are held solely by Asamara, LLC.
Although James F. Adelson and Stephen J. Heyman are joining in this Schedule as Reporting Persons, the filing of this Schedule shall not be construed as an admission that any of them are, for any purpose, the beneficial owner of any of the securities that are owned by Asamara, LLC.
c) During the last 60 days, Asamara, LLC sold the following shares of Common Stock in the open market:

8/10/2006	8,000	11.40
8/10/2006	5,000	11.35
8/10/2006	4,000	11.39
8/10/2006	4,000	11.35
8/10/2006	2,100	11.35
8/10/2006	2,100	11.35
8/10/2006	1,900	11.36
8/10/2006	500	11.35
8/10/2006	282	11.35
8/10/2006	518	11.35
8/14/2006	1,100	11.45
8/14/2006	100	11.45
8/14/2006	100	11.45
8/14/2006	7,700	11.45
8/14/2006	8,100	11.48
8/14/2006	2,300	11.45
8/14/2006	1,700	11.45
8/14/2006	3,000	11.45
8/14/2006	118	11.45
8/14/2006	1,000	11.45
8/14/2006	100	11.45
8/14/2006	1,000	11.45

8/14/2006	1,000	11.45
8/14/2006	500	11.45
8/14/2006	3,282	11.45
8/14/2006	244	11.45
8/14/2006	1,038	11.45
8/14/2006	1,718	11.45
8/14/2006	2,113	11.45
8/14/2006	99	11.47
8/14/2006	4	11.60
8/14/2006	897	11.47
8/16/2006	179	11.47
8/16/2006	1,675	11.45
8/16/2006	3,000	11.45
8/16/2006	2,000	11.45
8/16/2006	100	11.45
8/16/2006	140	11.45
8/16/2006	1,103	11.45
8/17/2006	2,870	11.45
8/17/2006	100	11.45
8/17/2006	3,000	11.45
8/17/2006	200	11.45
8/17/2006	505	11.45
8/17/2006	400	11.45
8/17/2006	1,100	11.45
8/17/2006	500	11.45
8/17/2006	325	11.45
8/17/2006	1,100	11.45
8/17/2006	1,400	11.45

8/17/2006	3,130	11.45
8/17/2006	1,870	11.45
8/17/2006	3,400	11.45
8/17/2006	2,900	11.45
8/17/2006	1,925	11.45
8/17/2006	1,700	11.45
8/18/2006	5,505	11.45
8/18/2006	4,400	11.45
8/18/2006	200	11.45
8/18/2006	800	11.45
8/18/2006	1,100	11.45
8/18/2006	2,000	11.45
8/18/2006	600	11.45
8/18/2006	1,100	11.45
8/18/2006	800	11.45
8/18/2006	500	11.45
8/18/2006	1,700	11.45
8/18/2006	8,095	11.45
8/21/2006	346	11.45
8/21/2006	100	11.45
8/21/2006	200	11.45
8/21/2006	11,749	11.45
8/21/2006	700	11.45
8/21/2006	100	11.45
8/21/2006	1,000	11.45
8/21/2006	3,600	11.45
8/21/2006	1,500	11.45
8/21/2006	200	11.45

8/21/2006	300	11.45
8/21/2006	1,400	11.45
8/21/2006	1,705	11.45
8/21/2006	1,400	11.45
8/21/2006	500	11.45
8/21/2006	2,000	11.45
8/24/2006	3,000	11.45
8/24/2006	2,700	11.45
8/24/2006	2,400	11.45
8/24/2006	1,451	11.48
8/24/2006	649	11.48
8/24/2006	355	11.49
8/24/2006	1,000	11.49
(d) and (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits
Exhibit A Joint Filing Undertaking.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: October 5, 2006

ASAMARA, LLC

/s/ James F. Adelson By: James F. Adelson, Manager

/s/ James F. Adelson James F. Adelson

/s/ Stephen J. Heyman Stephen J. Heyman